Exhibit 99.1

Press Release	Matthias Link
Corporate Communications

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2872
F +49 6172 609-2294
matthias.link@fresenius.com
www.fmc-ag.com

May 16, 2013

Fresenius Medical Care shareholders approve simplification of capital structure and 16th consecutive dividend increase

Fresenius Medical Care, the world’s largest provider of dialysis products and services, will simplify the company’s capital structure. At the annual general meeting in Frankfurt today, a large shareholder majority of 99.97% approved the mandatory conversion of preference shares into ordinary shares on a 1:1 basis, as recommended by the Management Board and the Supervisory Board. A separate meeting of preference shareholders also approved the proposal, with a 99.99% majority. Preference shares currently represent about 1.3% of the company’s total share capital.

With a large majority of 99.86%, shareholders approved Fresenius Medical Care’s 16th consecutive dividend increase. The dividend will be raised to €0.75 from €0.69 per ordinary share, and to €0.77 from €0.71 per preference share.

Rice Powell, chief executive officer of Fresenius Medical Care, confirmed the full-year 2013 outlook. The company expects revenue to grow by more than 6% to over $14.6 billion this year, with net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA expected to be between $1.1 billion and $1.2 billion, an increase of between 5% and 15% from 2012.(1)

(1)  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA — 2012 adjusted for a non-taxable investment gain of US$140 million

“Fresenius Medical Care has retained its global leadership position, and we continue to shape the future of the dialysis industry in a market that is expected to grow at 4% per annum in constant currency to 100 billion U.S. in 2020,” Rice Powell told shareholders. “Our focus is always — and will always be - on superior quality in both products and services. We have the ability to grow through the expansion of our clinic network and to grow by expanding our product portfolio and adding new services. We think our business model of vertical integration will be advantageous for the future developments in this industry.”

The annual general meeting was the first under the leadership of Rice Powell. He succeeded Dr. Ben Lipps on January 1, 2013.

A shareholder majority of over 99% approved the actions of both the Management and Supervisory Boards in 2012.

At the annual general meeting, 73.71% of the subscribed capital was represented. Only ordinary shareholders were entitled to vote.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.3 million individuals worldwide. Through its network of 3,180 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 261,648 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

The conversion of the preference shares into ordinary shares will not be registered under the Securities Act of 1933. The conversion will be effected pursuant to an exemption from registration under Securities Act and, in the case of the European institutional investor, in an exempted “offshore transaction” pursuant to Regulation S under the Securities Act. The ordinary shares acquired by that institutional investor may not be offered or sold in the U.S. unless registered under the Securities Act or pursuant to an applicable exemption from registration requirements.